CARMANAH TECHNOLOGIES CORPORATION

Interim Financial Statements

Six months ended June 30, 2006 and 2005

(Unaudited)

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian dollars)

June 30, 2006 and December 31, 2005

(Unaudited)

	June 30, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$3,214,241	$1,882,214
Short-term investments	1,230,000	9,780,000
Accounts receivable, net	11,560,326	8,675,270
Inventories	14,852,643	11,012,640
Prepaid expenses and deposits	2,276,458	705,073
	33,133,668	32,055,197
Equipment and leasehold improvements, net	3,098,901	2,096,254
Intangible assets, net	1,218,968	1,325,055
Goodwill	12,368,019	12,330,543
Future income taxes (note 3)	1,052,000	985,500
	$50,871,556	$48,792,549
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$5,676,122	$5,268,246
Deferred revenue	638,327	-
Income taxes payable	67,727	434,636
Current portion of obligations under capital leases	7,744	19,990
	6,389,920	5,722,872
Obligations under capital leases	7,609	14,991
Obligation to former shareholders of SPS to be settled in shares	-	2,631,580
	6,397,529	8,369,443
Shareholders’ equity:
Share capital (note 2)	42,368,370	38,772,138
Contributed surplus (note 2(e))	1,646,826	1,292,390
Retained earnings	458,831	358,578
	44,474,027	40,423,106
	$50,871,556	$48,792,549

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in Canadian dollars)

For the three and six months ended June 30, 2006 and 2005

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Sales	$15,844,155	$6,542,507	$28,537,924	$11,392,049
Cost of sales	10,496,659	3,504,571	18,805,871	5,826,684
	5,347,496	3,037,936	9,732,053	5,565,365
Operating expenses:
Wages and benefits	2,389,990	1,202,770	4,824,958	2,233,269
Office and administration	992,470	453,658	1,801,989	904,548
Sales and marketing	632,523	418,478	1,157,818	776,103
Research and development	820,062	486,787	1,432,329	850,012
Research and development ITC’s	(326,361)	-	(526,509)	-
Bank charges	65,787	28,772	140,194	47,390
Amortization of:
Equipment and leasehold improvements	262,986	92,501	385,191	167,192
Intangible assets	68,083	11,252	127,942	22,121
	4,905,540	2,694,218	9,343,912	5,000,635
Operating income	441,956	343,718	388,141	564,730
Other income:
Interest and other income	39,413	43,499	118,889	85,909
Earnings before income taxes	481,369	387,217	507,030	650,639
Income tax expense (recovery) (note 3)
Current	282,199	184,000	501,418	248,000
Future	75,627	(184,000)	(94,641)	(248,000)
	357,826	-	406,777	-
Net earnings for the period	123,543	387,217	100,253	650,639
Retained earnings (deficit), beginning of period	335,288	(58,962)	358,578	(322,384)
Retained earnings, end of period	$458,831	$328,255	$458,831	$328,255
Earnings per share:
Basic	$0.003	$0.012	$0.002	$0.020
Diluted	0.003	0.011	0.002	0.019
Weighted average number of shares outstanding:
Basic	41,415,323	32,603,372	40,974,198	32,422,442
Diluted	42,251,240	34,464,714	41,898,144	34,283,784

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the three and six months ended June 30, 2006 and 2005

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Cash provided by (used in):
Operations:
Net earnings for the period	$123,543	$387,217	$100,253	$650,639
Items not involving cash:
Amortization	331,069	103,753	513,133	189,313
Reclassification of previously recorded share
issuance costs	-	-	117,000	-
Stock-based compensation	203,224	96,578	406,552	159,353
Future income taxes (recovery)	75,627	-	(94,641)	-
Net changes in non-cash working capital	(3,733,671)	(395,799)	(7,617,149)	(634,139)
	(3,000,208)	191,749	(6,574,852)	365,166
Investing:
Short-term investments	5,000,000	(500,000)	8,550,000	(500,000)
Purchase of equipment and leasehold	(794,596)	(425,036)	(1,387,838)	(639,310)
improvements
Purchase of intangible assets	(12,039)	(14,716)	(21,873)	(34,917)
Other	(37,476)	-	(37,476)	-
	4,155,889	(939,752)	7,102,813	(1,174,227)
Financing:
Proceeds on share issuance	656,823	108,073	858,617	1,193,693
Share issuance costs	-	(30,232)	(34,923)	(30,232)
Bank loan	(97,749)	-	-	-
Principal payments of obligations under capital	(12,057)	(7,326)	(19,628)	(13,637)
leases
	547,017	70,515	804,066	1,149,824
Increase (decrease) in cash and cash equivalents	1,702,698	(677,488)	1,332,027	340,763
Cash and cash equivalents, beginning of period	1,511,543	1,919,662	1,882,214	901,411
Cash and cash equivalents, end of period	$3,214,241	$1,242,174	$3,214,241	$1,242,174
Supplemental cash flow information:
Cash during the period for:
Bank charges and interest paid	$34,934	$28,772	$63,891	$47,390
Income taxes paid	$300,000	$-	$352,315	$-
Non-cash investing and financing activities:
Issuance of shares to former shareholders of	$2,631,580	$-	$2,631,580	$-
SPS

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the six months ended June 30, 2006 and 2005

(Unaudited)

1.

Basis of presentation:

These interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles (Canadian GAAP). The interim financial statements include normal recurring adjustments, which in management’s opinion, are necessary for a fair presentation of the financial results of the interim period presented.

The disclosures in these statements do not conform in all aspects to the requirements of Canadian GAAP for annual financial statements. These statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s audited financial statements for the year ended October 31, 2005.

2.

Share capital:

(a)

Authorized:

Unlimited number of common shares without par value

(b)

Issued and outstanding:

	Number of
	common shares	Amount
Balance, December 31, 2005	40,473,052	$38,772,138
Exercise of options	1,015,914	910,752
Share issuance costs, net of tax benefits	-	(23,100)
Adjustment to share issuance costs, net of tax benefits	-	77,000
Shares issued pursuant to a share purchase agreement	751,876	2,631,580
Balance, June 30, 2006	42,240,842	$42,368,370

During the six months ended June 30, 2006, 881,164 options, 42,875 options, 19,375 options, 17,500 options, 10,000 options, 35,000 options and 10,000 options, were exercised at a price of $0.75 per common share, $0.90 per common share, $0.95 per common share, $0.96 per common share, $1.17 per common share, $2.35 per common share, and $3.00 per common share respectively, resulting in an aggregate of 1,015,914 common shares being issued for gross proceeds of $858,617. In addition, a reallocation of $52,116 from contributed surplus to share capital was recorded on the exercise of these options.  The Company has also reclassified certain share issuance costs totaling $117,000 related to its TSX listing to general and administration costs.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the six months ended June 30, 2006 and 2005

(Unaudited)

2.

Share capital (continued):

(b)

Issued and outstanding (continued):

During the six months ended June 30, 2006, the Company issued final payment to the vendors of Soltek Powersource Ltd. (“SPS”).  Pursuant to the terms of the Share Purchase Agreement, the SPS vendors were entitled to an additional payment in the form of shares and warrants if SPS met certain performance criteria on December 31, 2005.  The performance criteria were met, and accordingly, the obligation in the amount of $2,631,580 to the SPS shareholders was accrued for by the Company at December 31, 2005.  The Company issued 751,876 shares to the SPS shareholders, and the 300,000 warrants are eligible for exercise as per the terms of the agreement.

(c)

Stock options:

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers.  Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options.

The Company has reserved 4,927,856 common shares under the plan.  The options vest between 18 and 36 months from the date of grant and have a maximum term of five years.

A summary of the status of the options outstanding and exercisable follows:

	Number of	Weighted average
	common shares	exercise price
Balance, December 31, 2005	3,448,496	$1.88
Granted	467,500	3.61
Cancelled	(40,750)	(2.63)
Expired	(30,000)	(0.95)
Exercised	(1,015,914)	(0.85)
Balance, June 30, 2006	2,829,332	$2.51

The following table summarizes the stock options outstanding and exercisable at June 30, 2006:

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the six months ended June 30, 2006 and 2005

(Unaudited)

2.

Share capital (continued):

(c)

Stock options (continued):

	Number				Number
	outstanding at				exercisable at
Exercise price	June 30, 2006	Expiry date			June 30, 2006
$0.75	83,332	June	13,	2007	83,332
$0.75	113,500	January	13,	2008	113,500
$0.95	50,000	August	25,	2008	50,000
$1.17	45,000	October 1,		2008	45,000
$1.20	300,000	November 10, 2008			251,874
$1.20	200,000	December 1,		2008	167,318
$0.95	50,000	August	18,	2008	50,000
$2.11	30,000	August	12,	2009	18,849
$2.35	50,000	September 1, 2009			35,000
$2.75	50,000	November 12, 2009			54,429
$3.00	50,000	February 7,		2010	22,418
$2.96	150,000	February	21,	2010	67,609
$2.75	125,000	March	10,	2010	68,813
$2.80	118,500	April 1,		2010	98,821
$2.74	3,500	April 1,		2010	2,761
$2.67	11,500	April 6,		2010	8,973
$2.69	3,000	April 21, 2010			2,340
$2.66	1,500	May 2,		2010	1,163
$2.82	75,000	May	30,	2010	27,672
$2.73	50,000	June 1,		2010	17,540
$2.88	160,500	July 4,		2010	105,538
$3.00	65,000	May	27,	2010	47,045
$3.00	25,000	July	21,	2010	11,815
$3.55	1,500	October	19,	2010	873
$3.42	550,000	December	19,	2010	112,038
$3.46	300,000	January	12,	2011	47,325
$3.80	50,000	January	31,	2009	7,129
$3.80	10,000	January	31,	2008	2,171
$3.96	100,000	March 3,		2011	10,727
$3.61	7,500	May 3,		2011	794
	2,829,332				1,532,867

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the six months ended June 30, 2006 and 2005

(Unaudited)

2.

Share capital (continued):

(c)

Stock options (continued):

During the six months ended June 30, 2006, under the fair-value-based method, $406,552 (2005 – $159,353) in compensation expense was recorded in the consolidated statements of operations and retained earnings (deficit) for options granted to employees.

The compensation costs reflected in the consolidated statements of operations and retained earnings (deficit) were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

Three months ended June 30,	2006	2005
Risk free interest rate	3.86%	2.91%
Expected dividend yield	0%	0%
Stock price volatility	43%	55%
Expected life of options	3 years	3 years

The weighted average fair value of options granted during the six months ended June 30, 2006 is $1.18 (2005 - $0.73) per share.

	Number of	Weighted average
	warrants	exercise price
Balance, December 31, 2005 and June 30, 2006	300,000	$2.79

(d)

Warrants:

During 2005, the Company issued 300,000 warrants as contingent consideration to the principal vendors of SPS.  These warrants have an exercise price of $2.79 and each warrant entitles the holder to purchase one common share of the Company.

Balance, December 31, 2005	$1,292,390
Stock compensation expense	406,552
Transfer to share capital on exercise of options	(52,116)
Balance, June 30, 2006	$1,646,826

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the six months ended June 30, 2006 and 2005

(Unaudited)

3.

Income taxes:

Income tax recovery (expense) differs from the amounts computed by applying the combined federal and provincial tax rates of 34.12% (2005 - 35.62%) to pre-tax income from continuing operations as a result of the following:

	Three months ended		Six months ended
June 30	2006	2005	2006	2005
Earnings before income taxes	$481,369	$387,217	$507,030	$650,639
Computed expected expense	$164,243	$137,927	$172,998	$231,758
Non-deductible expenses, primarily
stock based compensation	72,326	36,182	144,687	60,324
Other adjustments	121,257	-	89,092	-
Decrease in income tax valuation
allowance	-	(174,109)	-	(292,082)
Income tax expense	$357,826	$-	$406,777	$-

Temporary differences give rise to the following future tax assets and liabilities:

	June 30,	December 31,
	2006	2005
Future tax assets:
Warranty reserve	$78,000	$62,000
Share issue costs	415,000	452,000
Losses available for future periods	478,000	555,500
Scientific research and experimental development	639,000	405,000
Equipment	385,000	475,000
Other	61,000	62,000
	2,056,000	2,011,500
Future tax liabilities:
Investment tax credits	(115,000)	(136,000)
Intangible assets	(392,000)	(393,000)
	(507,000)	(529,000)
Less valuation allowance	(497,000)	(497,000)
Net future tax assets	$1,052,000	$985,500